

April 12, 2011

Ron Honig
Senior Vice President, General Counsel and Secretary
Accellent Inc.
100 Fordham Road
Wilmington, Massachusetts 01887

     Re: **Accellent Inc.**
             Registration Statement on Form S-4
             Filed March 25, 2011
             File No. 333-173112

Dear Mr. Honig:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note that you are registering the exchange of 10% Senior Subordinated Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). <u>See also</u> Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

<u>The Exchange Offer, page 9</u>

2.   Your disclosure, such as in this section and on page 94, appears to indicate that your affiliates may participate in this exchange offer. Please tell us how participation by your

affiliates in this offering is consistent with the no-action letters on which you intend to rely. Alternatively, if no affiliates will participate in the exchange, please amend your disclosure in this section and elsewhere, as appropriate, to remove any implication to the contrary.

Exhibit 5.1

3.   Please file a revised opinion that does not include the qualification in the first sentence on page 3. In addition, please tell us why the qualifications in the remainder of the paragraph are appropriate or remove them.

Exhibit 5.2

4.   Please have counsel confirm its understanding that the reference to the laws of Tennessee on page 3 includes applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations. Also, address this comment as applicable to the last paragraph on page 3 of Exhibit 5.1 and the first paragraph on page 2 of Exhibit 5.3.

5.   Please explain the need for the proviso clause in opinion 3 on page 2. In addition, please tell us why the qualification in paragraph (f) is appropriate or remove it.

Exhibit 5.4

6.   Please tell us why the assumption in paragraph (e) and the qualification in paragraph (iv) are appropriate or remove them.

7.   We note paragraph (vi) on page 3. Please file an updated opinion as of the date of effectiveness of the registration statement.

8.   Refer to assumption d). Please remove the final clause beginning "and the certificates." Counsel must update its inquiries as necessary to give a clean opinion.

9.   Remove the first sentence on page 4. Counsel may not attempt to limit reliance.

Exhibit 5.5

10.   Please remove the reference to laws "normally applicable to transactions of the type referred to in such paragraph." Counsel must include all applicable state laws in its opinion and should not require investors to accept the risk that certain laws are not covered.

11.   We note the second sentence of the first full paragraph on page 4. Please file an updated opinion as of the date of effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3528 with any questions.

Sincerely,

Amanda Ravitz
Assistant Director

CC (by facsimile):   Joseph H. Kaufman, Esq. — Simpson Thacher & Bartlett LLP